

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 8, 2013

Via E-mail
Mr. Russell Greenberg
Chief Financial Officer
Inter Parfums, Inc.
551 Fifth Avenue
New York, New York 10176

> **RE:**   **Inter Parfums, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 12, 2013**
> **Form 10-Q for the Period Ended September 30, 2013**
> **Filed November 6, 2013**
> **Response dated October 31, 2013**
> **File No. 0-16469**

Dear Mr. Greenberg:

We have reviewed your response letter dated October 31, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Regulation G, page iv

1.   We note your response to comment one from our letter dated October 4, 2013. In the absence of a tabular reconciliation between your GAAP and non-GAAP financial information, please enhance your textual reconciliation disclosures to more clearly identify how you calculated the non-GAAP amounts. For example, you disclose on page 35 that, excluding the gain, net income attributable to Inter Parfums, Inc. common shareholders is calculated by adjusting the allocation to noncontrolling interest by 26.77%. Your revised disclosure should make it clear that the amount allocated to noncontrolling interest was adjusted by 26.77% of the after-tax gain on the termination of the license, as opposed to 26.77% of the pre-tax gain or some other figure. Please supplementally show us what your revisions will look like.

Executive Compensation, page 65

Base Salary, page 67

2.   We note your response to comment six in our letter dated October 4, 2013 in which you state that based on a commission rate of 0.8% and total sales projections of $30 million, Mr. Clarke's commission would have been $240,000. Since this amount differs from the $248,224 amount disclosed in the third paragraph on page 68, please confirm, if true, that Mr. Clarke's actual commission was calculated at a rate of 0.8% on actual rather than projected sales, which sales also included the new secondary market distribution sales. We note that your proxy disclosure refers only to sales of Anna Sui.

3.   We note your response to comment seven in our letter dated October 4, 2013. In future filings and to the extent applicable, please ensure to discuss how the factors enumerated in your response influenced the compensation committee's decision in increasing a named executive officer's salary.

Form 10-Q for the Period Ended September 30, 2013

Management's Discussion and Analysis…, page 15

Results of Operations, page 22

4.   We note your response to comment two from our letter dated October 4, 2013 and your disclosures regarding segment net income on page 27. It appears that your disclosures do not sufficiently address the specific reasons for each segment's fluctuations in net income. For example, net income for your United States segment more than doubled during the three months ended September 30, 2013 compared to September 30, 2012 while the net income for your Europe segment declined by nearly 38% over the same period. In both cases, it is unclear which specific factors led to fluctuations. Please show us how you will revise your MD&A in future filings accordingly.

        You may contact Leland Benton, Staff Attorney at (202) 551-3791 or Era Anagnosti, Staff Attorney at (202) 551-3369, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or Lisa Etheredge, Staff Accountant at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Melissa N. Rocha for

                                        John Cash
                                        Accounting Branch Chief